UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-35729

JOYY Inc.

Building B-1 North Block of Wanda Plaza

No. 79 Wanbo Er Road, Nancun Town

Panyu District, Guangzhou 511442

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

In connection with the transaction between JOYY Inc. (Nasdaq: YY) (“JOYY”) and Baidu, Inc. (Nasdaq: BIDU) (“Baidu”) with respect to JOYY’s domestic video-based entertainment live streaming business (“YY Live Business”) that was disclosed in the current report on Form 6-K furnished by JOYY with the United States Securities and Exchange Commission on November 17, 2020 and February 8, 2021, JOYY has provided the audited financial statements of YY Live Business for the years ended December 31, 2018, 2019 and 2020 and related financial information to Baidu. This Form 6-K contains the aforementioned financial statements and related financial information of YY Live Business in exhibits attached hereto.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Financial Information of YY Live Business
Exhibit 99.2	YY Live Business Combined Financial Statements for the Years Ended December 31, 2018, 2019 and 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JOYY INC.

By:	/s/ David Xueling Li
	Name:	David Xueling Li
	Title:	Chairman and Chief Executive Officer

Date: March 9, 2021